                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                         Harvest Restaurant Group, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
             (Including the associated common stock purchase rights)
                         (Title of Class of Securities)

                                   417905 10 6
                                 (CUSIP Number)

                           Sirrom Funding Corporation
                          500 Church Street, Suite 200
                           Nashville, Tennessee 37219

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.: 417905 10 6

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Name:  Sirrom Funding Corporation
      I.R.S. Identification No.:  [62-1663921]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Tennessee

--------------------------------------------------------------------------------
    NUMBER OF SHARES     7    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY               643,509 shares of common stock that the filer has
        EACH                  the right to acquire.
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                         8    SHARED VOTING POWER

--------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              643,509 shares of common stock that the filer has the right to acquire.

--------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      643,509 shares of common stock that the filer has the right to acquire

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Common Stock, par value $.01 (the "Shares") of Harvest Restaurant Group, Inc. (the "Company"), the principal executive offices of which are located at 2662 Holcomb Bridge Road, Suite 320, Alpharetta, Georgia 30022.

ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is being filed by Sirrom Funding Corporation, a Tennessee corporation ("Purchaser"). Purchaser's principal business is to serve as a special purpose bankruptcy remote subsidiary that is the borrower under the $200.0 million Revolving Credit Facility of its parent corporation, Sirrom Capital Corporation. Purchaser's business address is: 500 Church St., Suite 200, Nashville, Tennessee 37219.

                  During the last five years, Purchaser has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

                  The consideration was the exchange of common stock of TRC Acquisition Corporation ("TRC"), a Georgia corporation, that merged into a subsidiary of the Company in a forward triangular merger on January 14, 1999, for common stock of the Company.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the transaction was to effect the merger of TRC with and into a wholly-owned subsidiary of the Company on January 14, 1999 in a forward triangular merger. As a result of the merger, the former shareholders of TRC now own 50.1% of the outstanding shares of Company common stock. At the effective time of the merger the Company became obligated to issue: (i) 4,123,219 Shares for 2,625,000 shares of TRC common stock, and, (ii) 744,500 shares of Series E Convertible Preferred Stock for 2,000 shares of TRC Class A Preferred Stock, cancellation of a subordinated debenture held by an officer of TRC, and termination of an employment agreement held by an officer of TRC. Also pursuant to the merger, the Company assumed all options to purchase shares of the common stock of TRC, with the number and price thereof being adjusted to reflect the exchange ratio used in the merger. Accordingly, in the merger Purchaser received the securities disclosed above, as a result of the assignment on January 14, 1999 of the Amended & Restated Stock Purchase Warrant issued by the Company from Purchaser's parent corporation, Sirrom Capital Corporation.

         In connection with the merger, the board of directors of the Company was changed to consist of William J. Gallagher, who remains on the Board after serving as a director of the Company prior to the merger, and Mr. Clyde E. Culp, III, Mr. Richard E. Tanner, and Mr. James R. Walker, all of whom were directors of TRC. In addition, former officers of TRC became officers of the Company as follows: Mr. Clyde E. Culp, III became the Chairman and Chief Executive Officer, Mr. Robert J. Hoffman became the Senior Vice President for Operations, and Mr. Timothy R. Robinson became the Chief Financial Officer.

ITEM 5.         INTEREST IN THE SECURITIES OF THE ISSUER

                (a) Purchaser beneficially owns 643,509 Shares of the Company, representing Shares that Purchaser has the right to acquire at an exercise price of $.01 pursuant to an outstanding warrant. Accordingly, Purchaser beneficially owns approximately 7.3% of the outstanding Shares.

                (b) Purchaser has the right to acquire 643,509 Shares.

                (c) Purchaser acquired the Shares it beneficially owns on January 14, 1999 as a result of an assignment from its parent corporation, Sirrom Capital Corporation.

                (d) Not applicable.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Not applicable.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Agreement and Plan of Merger dated December 27, 1998, by and among the Company, Hartan, Inc. and TRC (filed as Exhibit 2.1 to the Company's Report on Form 8-K filed January 21, 1999 and incorporated herein by reference).

Exhibit B       AMENDED AND RESTATED STOCK PURCHASE WARRANT by Harvest
                Restaurant Group, Inc to Sirrom Capital Corporation, dated
                January 14, 1999.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 25, 1999



                                        SIRROM FUNDING CORPORATION

                                        By: /s/ Betty Lou Burnett
                                            ----------------------------
                                            Name: Betty Lou Burnett
                                            Title: Treasurer